U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                         WALGREENS ALLIANCE BOOTS, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):




                              CtW INVESTMENT GROUP


RE: VOTE AGAINST PROPOSED MERGER WITH ALLIANCE BOOTS AT WALGREEN CO.'S (NYSE: WAG) SPECIAL MEETING ON DECEMBER 29, 2014.


December 3, 2014

Dear Walgreen Co. Shareholder:

On December 29, you will be asked to approve the unnecessary, overvalued and risky takeover of Alliance Boots. With the bulk of the tangible, low-hanging synergies already realizable from the 2012 joint venture agreement between the two companies, the board fails to make a compelling case for investing an additional $24 billion to fully acquire Alliance Boots.

Specifically, the deal is:

     * Unnecessary: Walgreen's executives have acknowledged that most - if not all - of the potential benefits from the full acquisition could be realized on the basis of the existing partnership.

     * Overvalued: Walgreen is overpaying for Alliance Boots by at least 10% and up to 20%; the fairness opinions provided by Walgreen's financial advisors, as well as our own analysis, show that Walgreen's shareholders will be paying an implied transaction value of $35.7 billion for a company that would be fairly priced at approximately $30 billion, including all synergies.

     * Risky: Walgreen is assuming that Alliance Boots will meet Walgreen's expectations for its future growth, which it has not done over the past two years, and Alliance Boots currently faces an increasingly unfavorable environment in its main European markets.

     * Poorly negotiated: The deal results from a poorly executed negotiation process which failed to protect the interests of long-term Walgreen shareholders, and unnecessarily deferred shareholder approval for more than two years following the initial merger announcement.

     * Lacking in credible execution and disclosure: The deal presumes effective execution and transparent disclosure from a management team and board that in August dramatically reduced the key profit targets of the combined company, refused to disclose information pertinent to that miss, and may have improperly shared material inside information with select investors.

In other words, Walgreen shareholders are being asked to vote in favor of a high-cost, high-risk transaction that substantially dilutes their control over the company, with Alliance Boots' owners achieving more than a 16% stake in Walgreen, even though the full acquisition may be unnecessary to realizing the promised returns.

ACCORDINGLY, WE BELIEVE YOU HAVE POWERFUL REASONS TO VOTE AGAINST APPROVAL OF THE ISSUANCE OF SHARES TO COMPLETE THE ACQUISITION (ITEM 2) AT THE SPECIAL MEETING OF SHAREHOLDERS ON DECEMBER 29.

The CtW Investment Group works with union-sponsored pension funds in order to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Walgreen shareholders.


ACQUISITION IS UNNECESSARY: MOST SYNERGIES ATTAINABLE WITHOUT SECOND
STEP

The unusual, two-step structure of the Alliance Boot ("AB") acquisition has lent the deal a degree of inevitability, and the company frequently addresses the transaction as if it is a fait accompli. In August 2012, Walgreen purchased a 45% stake in AB along with the option to acquire the rest of the company 30 months later, the subject of the special meeting on December 29. The companies subsequently established

               1900 L Street NW, Suite 900 Washington, DC 20036
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                          www.ctwinvestmentgroup.com
a procurement joint venture in Switzerland to achieve economies of scale in purchasing drugs, consumer goods, and other items.

Critically, this joint venture, which added AmerisourceBergen to its roster in 2013, offers the only concrete synergies articulated in the AB deal - namely purchasing synergies. Walgreen executives have acknowledged that these purchasing synergies could be achieved without the full acquisition of AB. At an analyst conference in January 2013, former CFO Wade Miquelon stated that Walgreen could get "a significant, a majority, probably" of the procurement synergies without step two of the deal, and Divisional Vice President of Investor Relations Rick Hans confirmed that "the JV is already approaching vendors as a combined buying entity . . . it's a combined buying group right now."/1/ Mr. Hans had previously suggested during an investor presentation that the purchasing synergies would be realized whether or not the second step is completed./2/

RATHER THAN TREAT THE ACQUISITION AS A FAIT ACCOMPLI, SHAREHOLDERS HAVE THE OPPORTUNITY TO MAINTAIN THE STATUS QUO, WHICH WOULD PRESERVE THE BULK OF THE PROMISED SYNERGIES WHILE AVOIDING A $24 BILLION OUTLAY THAT WILL MASSIVELY INCREASE WALGREEN'S LEVERAGE AND EXPOSE IT TO A HOST OF NEW RISKS.


ACQUISITION IS OVERVALUED: VALUATION EXERCISES SUGGEST IT IS OVERPRICED BY 10 TO 20 PERCENT

IT IS CLEAR FROM OUR OWN ANALYSIS AND THE VALUATION EXERCISES CONDUCTED BY WALGREEN'S FINANCIAL ADVISORS THAT THE COST OF COMPLETING THE ACQUISITION SUBSTANTIALLY EXCEEDS THE STAND-ALONE VALUE OF AB. CONSEQUENTLY, THE ATTRACTIVENESS OF THE DEAL TO CURRENT WALGREEN SHAREHOLDERS DEPENDS CRITICALLY ON THE EXPECTED SYNERGIES AND THEIR DISTRIBUTION BETWEEN WALGREEN AND AB SHAREHOLDERS.

First, consider the cost of the transaction to Walgreen shareholders. Table 1 breaks out the cash and share components of the second step, the cost for the second step depending on the share price used, and the implied overall cost of the AB acquisition for Walgreen's shareholders:


TABLE 1: COST OF CONSIDERATION AND TOTAL TRANSACTION TO WALGREEN SHAREHOLDERS
($BILLIONS EXCEPT SHARE AND RATIO DATA)

Period         $ Cash  WAG      # of          Value of    Step 2     Total Cost     Implied
Implied
                       Share    shares        WAG         Consid-    of Step 2      EV of AB
Forward
                       Price                  shares      eration    (incl $10.3
EV/EDITDA
                                                                      AB debt)
Multiple

Vol. Wgt.       $5.01  $52.59   144,333,468   $7.59       $12.60     $22.90         $33.32
13.8
~2 Yr. Avg./3/

Valuation
Date (Aug.
11, 2014)       $5.01  $61.99   144,333,468   $8.95       $13.96     $24.26         $35.68
14.8

YTD Vol.
Wgt. Avg./4/    $5.01  $64.89   144,333,468   $9.37       $14.38     $24.68         $36.44
15.1


The range of share prices included in Table 1 overlaps with, but is generally lower than, the range of prices used by Walgreen's financial advisor Goldman Sachs ("GS") in the fairness opinion provided to Walgreen's board. We believe that these share prices provide a fair but conservative basis for evaluating this complex transaction. Based on these calculations, we find that Walgreen shareholders are being asked to pay AB shareholders between $12.6 and $14.3 billion to complete the second step--or roughly $24 billion, including the cost of AB's $10.3 billion in debt.

____________________

/1/ Walgreen Co.'s Analyst Q&A Conference transcript, January 10, 2013. /2/ Lazard Capital Markets Investor presentation, November 13, 2012. /3/ July 20, 2012 (announced settlement date with Express Scripts) to October 31, 2014.
/4/ Through October 31, 2014.

Walgreen's financial advisors GS and Lazard provide illustrative valuations of AB as a standalone company based on comparable public company trading multiples, the enterprise value to EBITDA multiples characterizing comparable past transactions, and discounted cash flow (DCF) analysis of projected financial performance provided by Walgreen's management:


TABLE 2A: MID-POINT VALUATIONS OF AB FROM GOLDMAN SACHS ($BILLIONS, EXCEPT RATIO DATA)

Method                   Midpoint EV      Midpoint      Midpoint Valuation
                                          EV/EBDITA     of 2nd step
                                          Multiple

Comparable Companies     $23.4            9.8           $7.2

Precedent Transactions   $26.2            11.5          $8.8

DCF (Standalone)         $24.8            9.9           $8.0


TABLE 2B: MID-POINT VALUATIONS OF AB FROM LAZARD ($BILLIONS, EXCEPT RATIO DATA)

Method                   Midpoint EV      Midpoint      Midpoint Valuation
                                          EV/EBDITA     of 2nd step
                                          Multiple

Comparable Companies     $22.3            8.9           $6.6

Precedent Transactions   $26.6            10.6          $9.0

DCF (Standalone)         $28.4            11.4          $10.0


Bear in mind that while comparisons to other drug retailers or wholesalers and the DCF analysis provide a "stand alone"valuation for AB, the precedent transactions presumably took place at valuations which reflected the expected synergies from the various mergers and acquisitions GS and Lazard reviewed. Note that the multiple implied by GS' transactions-based valuation is well above those of the other methods it employed, and Lazard's is well above that of its comparable companies analysis./5/

With the exception of Lazard's outlier DCF analysis, taking the midpoint of the midpoints provided by the other methods it and Goldman Sachs employ suggests that AB on a standalone basis would have an enterprise value around $25 billion, implying a $15 billion equity value and $8 billion standalone value for a 55% equity stake. Walgreen shareholders are being asked to pay substantially more than this, nearly $6 billion more based on the valuation date pricing shown in the second row of Table 1.

This $6 billion acquisition premium would be justified if, in addition to there being few risks to the financial projections for the stand-alone company, the projected synergies are at least three times this premium. The Boston Consulting Group has reported that "in successful deals, acquirers do not give more than one-third of estimated synergies to the target shareholders in the form of acquisition premiums."/6/ Table 3 shows the estimated value of the synergies according to GS and Lazard, along with the maximum acquisition premium consistent with no more than one-third of those synergies being captured by AB:


TABLE 3: ESTIMATED SYNERGIES AND ACQUISITION PREMIUM IF 1/3 OF SYNERGIES
WENT TO AB SHAREHOLDERS ($BILLIONS)

Advisor                    Low End                 MidPoint                 High End
                    Estimate  33% to AB     Estimate  33% to AB               33% to AB

Goldman Sachs          $12.1    $4.0          $14.2       $4.7         $16.2     $ 5.4
 GS minus Clawback     $11.4    $3.8          $13.5       $4.4         $15.5     $ 5.1

Lazard                 $12.4    $4.1          $22.5       $7.4         $32.6     $10.8

>/S>

____________________

/5/ Furthermore, the transaction multiples for pharmaceutical wholesalers, the segment that comprises 70% of Alliance Boot's revenue, have fallen sharply since the 2008 financial crisis: from an average multiple of 13.8x to just 9.2x, implying a substantial deterioration in the growth prospects of this industry. /6/ Jens Kengelbach, et al., "Divide and Conquer: How Successful M&A Deals Split the Synergies" Boston Consulting Group & Technische Universitat Munchen, March 2013, pg. 2.

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        Please DO NOT send us your proxy card as it will not be accepted.

We note that once again, Lazard's estimates are well above those of GS, and also that GS includes in its estimate the value of the clawback (3% of AB's equity or about $750 million) that Walgreen would owe AB if the merger were not completed other than as a result of rejection by Walgreen shareholders.

Table 4 summarizes the total cost of completing the second step of the merger to Walgreen shareholders, including the assumption of $10.3 billion in AB debt, as compared to a "fair price" in which no more than one-third of projected synergies accrue to AB in the form of an acquisition premium:


TABLE 4: HOW OVERPRICED IS THE SECOND STEP? ($BILLIONS)


Advisor         Stand Alone AB   33% of      Fair Trans-    Actual Trans-   Excess    Excess %
                                 Synergies   action value   action value    Premium

Goldman Sachs     $25.00           $4.69       $29.69         $35.68          $6.00     17%

Lazard            $25.00           $7.43       $32.43         $35.68          $3.26      9%


Consequently, the premium appears to be too high and the division of benefits between Walgreen and AB shareholders appears unfair, even based on the analysis of financial advisors who have every reason to describe this transaction as positively as possible. In addition to the excessive price tag, the synergies anticipated by management are subject to substantial risks, making it far from certain that the combined company will be able to achieve the performance goals used in the fairness opinions valuing AB.


ACQUISITION IS RISKY: THREATS TO AB PERFORMANCE AND SYNERGIES

THERE ARE CLEAR REASONS TO BE SKEPTICAL OF THE PROJECTED SYNERGIES, THE FUTURE PERFORMANCE OF AB, AND THE LIKELIHOOD THAT THESE COMPANIES CAN BE INTEGRATED SMOOTHLY.

Walgreen has already experienced a significant set-back with respect to its projection for FY2016 operating income, originally announced in conjunction with the AB deal in June 2012: Walgreen had initially anticipated operating income of $9 to $9.5 billion for the combined company (including procurement synergies), but it has now had to lower that projection to $7.2 billion./7/ While there were apparently multiple reasons for this miss, including management's failure to properly anticipate increased prices for certain generic drugs, AB's performance to date has not met Walgreen's expectations when it proposed the two-step transaction in 2012. Walgreen's initial projection assumed annual growth in operating income at AB of about 9% from 2012 to 2016, according to a recent Barclay's report, but to date its annual growth has been 4.4%. Barclays attributes one-third of the earnings miss to AB's underperformance./8/


TIMING, LIKELIHOOD OF SYNERGIES UNCERTAIN

The projected synergies from this transaction are substantially back loaded: more than two-thirds of the present value calculated by Walgreen's financial advisors represents gains from after FY2018, and more than one-third of the pre-2018 synergies are supposed to be realized in FY2018 itself. On this point, Cantor Fitzgerald has written that Walgreen's current guidance for the combined company "would imply very aggressive, back-end loaded growth relative to FY16 objectives."/9/ While Walgreen's managers have suggested that other benefits will accrue to shareholders, for instance, from applying "best practices" to the design of store formats or from the sale of Boots beauty products in the US, these gains seem especially speculative. Walgreen currently provides a very different product mix than AB, suggesting that the importation of new store formats could be very challenging. Additionally, AB has had to substantially mark down the prices of its beauty products in the US.
____________________

/7/ Michael Siconolfi, "Walgreen Shakeup Followed Bad Projection" Wall Street Journal August 19, 2014
/8/ Meredith Adler, Sean Kras, and Eric Percher, "Walgreen Co." Barclays Capital, September 22, 2014 pg. 4.
/9/ Ajay Jain, "No Near-Term Relief on Pharmacy Margin Pressures" Cantor Fitzgerald, October 1, 2014.

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
                                                                    5

CONTINUING HEADWINDS FROM EUROPE

The overall economic trajectory of the major European countries where AB operates, including the continued application of austerity measures to health care spending, creates serious headwinds for the company. A report we recently commissioned from the Austrian Health Institute on European pharmaceutical pricing policies lays out these trends in detail, and it concludes that these austerity policies - such as reductions in wholesaler margins and changes in reference pricing formulas - have reduced drug spending by about 3% a year since 2009./10/ Similarly, Business Monitor International has projected that pharmaceutical spending growth in AB's key markets will be negative or only slightly above zero in the near future./11/ In part for these reasons, analysts at Deutsche Bank Securities have written that "we estimate that both the Walgreens and AB earnings will deteriorate in F2015 . . which prompts us to question the underlying strength of the respective businesses,"/12/ while analysts at Credit Suisse have argued that "[t]he core underlying U.S. business is clearly challenged, Europe lacks organic growth, and below the line initiatives are not exciting enough in our view. In fact, we would not be surprised if questions around the merits of the AB deal arise once again given the eventual valuation, the fact that many of the benefits could have been had through partnerships, and its secondary revenue synergy focus./13/


UNCHARTED TERRITORY FOR WALGREEN

Finally, it is worth noting that up until Greg Wasson became CEO in 2009, Walgreen had become the second largest US drug retailer almost entirely through organic growth. The company has limited experience integrating acquisitions, and is now undertaking not only a major integration project, but one whose international scope is far outside the company's prior experience. Cantor Fitzgerald has stated that "[t]he recent trajectory of financial performance of Walgreen and AB has been disappointing and the combined operations could generate integration challenges and negative synergies. Walgreen's management has little direct experience with international operations."/14/ In order to support the approval of the second step, shareholders would have to believe that despite this lack of experience both with large-scale corporate integration and with international operations, Walgreen's management will be able to complete this undertaking with essentially no further disappointments.


ACQUISITION WAS POORLY NEGOTIATED

FROM ITS INCEPTION, THIS TRANSACTION HAS BEEN PURSUED BY WALGREEN'S MANAGEMENT AND BOARD IN A MANNER THAT HAS UNDULY AND UNNECESSARILY ATTENUATED SHAREHOLDER INFLUENCE AND ACCOUNTABILITY.

The decision to divide the transaction into two steps, whatever its possible justifications, deprived shareholders of the ability to approve or disapprove of the AB merger at the outset; shareholders instead are only able to decide if the second step of the transaction should be completed for consideration negotiated over two years ago. Given what Walgreen management describes as a significant degree of integration between the companies since the adoption of the first step, the two-step process has made the eventual complete merger of the companies appear to be a fait accompli, whether or not Walgreen's shareholders would have approved the proposed transaction had they been given vote in 2012.

Moreover, Walgreen's management and board failed to negotiate terms that were in the interests of Walgreen shareholders. For instance, while the merger agreement provides a floor for the total value of

____________________

/10/ Sabine Vogler and Katharina Habimana, "Pharmaceutical pricing policies in European countries" Gesundheit Osterreich Forschungs- und Planungs GmbH, October 2014.
/11/ Business Monitor International country reports, released September 26
2014, for Germany, France, Spain, Italy, and the UK.
/12/ George Hill and Stephen Hagan, "Under Pressure: WAG F4Q Results and Lackluster Outlook" Deutsche Bank Markets Research, October 2, 2014, pg. 3.
/13/ Edward J. Kelly, Judah C. Frommer, and Lauren Wood, "Updated Guidance a Major Disappointment as Management Overpromises and Under delivers" Credit Suisse, August 6, 2014.
/14/ Ajay Jain, "No Near-Term Relief on Pharmacy Margin Pressures" Cantor Fitzgerald, October 1, 2014.

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
                                                                    6

shares to be issued to AB's shareholders, protecting them against a decline in Walgreen's share price, it contains no ceiling to protect Walgreen shareholders from overpaying as a result of appreciation in the company's share price. Such a provision would likely have resulted in a much lower cost for Walgreen shareholders and a more attractive proposition. Moreover, at the time the two-step transaction was first announced in 2012 Walgreen was trading at approximately 14% below its median value over the prior five years and 35% below its peak value immediately prior to the Express Scripts conflict. Given the negative impact of this conflict, the fact that Walgreen announced its resolution only one month after announcing the merger, and the reasonable expectation that this resolution would have a significant and positive effect on Walgreen's share price, the board's failure to secure a ceiling on the value of the consideration to be paid by Walgreen shareholders seems inexplicable.


ACQUISITION COMES AT TIME OF SIGNIFICANT INTERNAL CHALLENGES

RECENT DEVELOPMENTS AT WALGREEN DO NOT GIVE US CONFIDENCE THAT EITHER THE ONGOING INTEGRATION IS PROCEEDING ACCORDING TO PLAN OR THAT WALGREEN'S MANAGEMENT IS CAPABLE OF SUCCESSFULLY INTEGRATING THE COMPANIES.

Current management's account of the revisions to projected FY2016 operating income emphasizes its own failure to anticipate or effectively manage price spikes for generic drugs and compressed Medicare Part D margins, both of which Walgreen's competitors appear to have handled much more smoothly, as well as inadequate communication between key internal departments. Nor are we reassured by the addition of JANA Partners' Barry Rosenstein to the board: while Mr. Rosenstein has led a number of successful activist engagements, these have generally been on a very short time horizon (our analysis finds JANA exits rom its public targets within a year of initiating a position), and Mr. Rosenstein himself does not appear to bring either corporate integration, retail, or international operating experience to the board. While we support opening the board to direct shareholder participation, we believe that the appropriate way to do so would be through adoption of the proxy access proposal which received support from half of non-insider Walgreen shareholders at the last annual meeting.


SUMMARY: AN UNNECESSARY, OVERVALUED AND RISKY ACQUISITION

Walgreen's shareholders have every reason to oppose the second step of the AB merger. They are paying an excessive premium even assuming that the company's projected performance targets, including synergies, are achieved. This prospect that looks increasingly dim as the reality of both Walgreen's and AB's current performance becomes clear. Worse still, the successful integration of these companies rests in the hands of an executive team with little relevant experience and a recent track record of embarrassing errors.

Instead, WE URGE WALGREEN SHAREHOLDERS VOTE AGAINST APPROVAL OF THE ISSUANCE OF SHARES TO COMPLETE THE ACQUISITION (ITEM 2) AT THE SPECIAL MEETING OF SHAREHOLDERS ON DECEMBER 29, AND TO URGE THE BOARD TO ENGAGE CONSTRUCTIVELY WITH LONG-TERM SHAREHOLDERS.

For more information please contact Michael Pryce-Jones at 202-721-6079 or visit www.ctwinvestmentgroup.com/walgreen.

Sincerely,

/s/

Dieter Waizenegger
Executive Director

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